

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2023

Jun Liu
Vice President of Finance
PDD Holdings Inc.
First Floor, 25 St Stephen's Green
Dublin 2, D02 XF99
Ireland

> **Re: PDD Holdings Inc.**
> **Schedule TO-I filed October 26**
> **File No. 005-90585**

Dear Jun Liu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule TO-I filed October 26; Put Right Notice

Summary Term Sheet, page 1

1. We note that the response to "When does the Put Right expire?" on page 2 states you "*will not* extend the period Holders have to exercise the Put Option," but Section 2.2 on page 5 states you "*do not expect* to extend the period Holders have to exercise the Put Option." Please clarify whether you may extend the exercise period, and if so, how it could be extended. Refer to Item 4 of Schedule TO and Item 1004(a)(1)(v) of Regulation M-A.

Source of Funds, page 6

2. Please disclose the existence of any alternative financing plans or arrangements in the event the Company does not have the necessary funds to pay the offer consideration and related fees and expenses. If there are none, so state. See General Instruction E to Schedule TO, Item 7 of Schedule TO, and Item 1007(b) of Regulation M-A.

<u>General</u>

3.   Please provide a brief statement of the accounting treatment of the offer, or advise if it is not material. See General Instruction E to Schedule TO, Item 4 of Schedule TO, and Item 1004(a)(1)(xi) of Regulation M-A.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Laura McKenzie at 202-551-4568 or David Plattner at 202-551-8094.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Mergers & Acquisitions